UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)

   Charles T. Foscue
   336 Bollay Drive
   Santa Barbara, CA  93117

2. Issuer Name and Ticker or Trading Symbol

   Miravant Medical Technologies (MRVT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year

   02/22/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                  2)Trans-    2A.Deemed  3.Trans-   4.Securities Acquired(A)    5)Amount of    6)  7)Nature of
                                       action      execution  action   or Disposed of (D)           Securities         Indirect
                                       Date        Date, if   Code                 A               Beneficially   D   Beneficial
                                      (Month/     any (Month/                      or              Owned at       or  Ownership
                                       Day/Year)  Day/Year)   Code V     Amount    D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative       2)Conversion  3)Trans- 3A)Deemed 4)Trans-    5)Number of Derivative            6)Date Exercisable and
Security                    or Exercise   action    Execution  action      Securities Acquired (A)           Expiration Date
                            Price of      Date      Date, if   Code        or Disposed of (D)
                            Derivative    (Month/  any(Month/
                            Security     (Day/Year) (Day/Year)  Code  V      A              D               Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option  $0.5100   11/26/02 (1) 11/26/02 (1)    A       50,000                            11/26/03     11/26/12
(right to buy)
Non-Qualified Stock Option  $0.5100   11/19/02 (2) 11/19/02 (2)    A        7,500                            11/19/02     11/19/12
(right to buy)
Non-Qualified Stock Option  $0.9100   02/22/02 (1) 02/22/02 (1)    A       50,000                            02/22/03     02/22/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  3A)Deemed  7)Title and Amount                   8)Price     9)Number of  10) 11)Nature of
Security                       action    Execution   of Underlying                       of Deri-    Derivative        Indirect
                               Date      Date, if    Securities                          vative      Securities   D   Beneficial
                               (Month/   any(Month/                       Amount or     Security    Beneficially  or  Ownership
                              Day/Year)  (Day/Year)                       Number of                 Owned at      I
                  -                                   Title               Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     11/26/02  11/26/02  Common Stock           50,000        $0.5100     50,000        D   Direct
(right to buy)                 (1)
Non-Qualified Stock Option     11/19/02  11/19/02  Common Stock            7,500        $0.5100      7,500        D   Direct
(right to buy)                 (2)
Non-Qualified Stock Option     02/22/02  02/22/02  Common Stock           50,000        $0.9100     50,000        D   Direct
(right to buy)                 (1)

Explanation of Responses:

(1)
Stock options vest quarterly over two years commencing on the date of grant.
(2)
Automatic grant to outside director in consideration of service as board member.

SIGNATURE OF REPORTING PERSON
/S/ Charles T. Foscue
-------------------
    Charles T. Foscue
DATE March 04, 2003